SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-11109

                           LUKENS MEDICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                          3280 Academy Parkway North NE
                              Albuquerque, NM 87109
                               Tel. (505) 342-9638
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                     Common Stock, par value $.01 per share
            (Title of each class of securities covered by this Form)

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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [X]            Rule 12h-3(b)(1)(ii) [ ]

          Rule 12g-4(a)(1)(ii)  [ ]

          Rule 12g-4(a)(2)(i)   [ ]            Rule 12h-3(b)(2)(i)  [ ]

          Rule 12g-4(a)(2)(iii) [ ]            Rule 12h-3(b)(2)(ii) [ ]

          Rule 12h-3(b)(1)(i)   [X]            Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: 120
     (1 holder of record as of effective date of merger between LMC Acquisition Corp. and Lukens Medical Corporation)
     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 28, 1998                  BY: LUKENS MEDICAL CORPORATION


                                          By: /s/ Robert Huffstodt
                                              ----------------------
                                              Name: Robert Huffstodt
                                              Title: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.